R.J.G.M. Terberg
Jollesstraat 7B
6814JE Arnhem
The Netherlands

To:
Aqua Society Inc.
Per registered mail

Anzère, 13 September 2006

RESIGNATION

Herewith I
Robert Terberg
residing
Jollesstraat 7B, 6814JE Arnhem, The Netherlands

declare that:

I resign as per the end of this working month as board member and as CEO, CFO, and / or all other possible positions.

Reasoning:
Severe rupture of confidence and lack of agreement regarding the policy of the company ; the lack of normal communication

Robert Terberg